ITRONICS INC.
6490 S. McCarran Boulevard, Bldg C-23
Reno, Nevada 89509
June 18, 2007

VIA EDGAR

Ms. H. Yuna Peng
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 3561

Re:   Itronics Inc.
 Registration Statement on Form SB-2, as amended originally filed on November 22, 2006
 File No.: 333-138911

Dear Ms.Peng:

Itronics Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m., Wednesday, June 20, 2007, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,

Itronics Inc.

By: /s/ John W. Whitney
          Name: John W. Whitney
Title: Chief Executive Officer